UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1, as amended (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into Material Definitive Agreements.

Securities Purchase Agreement and Investment Agreement

On December 18, 2023, Evaxion Biotech A/S (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) and an Investment Agreement (the “Investment Agreement”; and, together with the Purchase Agreement referred to herein as the “Purchase Agreements”), with certain Institutional Accredited Investors, Qualified Institution Buyers and other Accredited Investors, including all members of the Company’s Management and Board of Directors and MSD GHI (“MSD”), a subsidiary of Merck Inc. New Brunswick (collectively, the “Purchasers”), for the issuance and sale in a private placement (the “Private Placement”) of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0,544 per Ordinary Share (the “Purchase Price”). Each Ordinary Share is represented by one (1) ADS. The Warrants are exercisable immediately upon issuance, expire three (3) years after the closing date of the Private Placement and have an exercise price equal to $0,707 per Ordinary Share.

MSD participated in the Private Placement accounting for some 25% of the full offering amount. Further, the Private Placement included significant participation by all members of the Company’s management and board of directors.

The gross proceeds to the Company from the Private Placement are expected to be approximately $5.3 million, with up to an additional $6.8 million of gross proceeds upon cash exercise of the Warrants, before deducting offering expenses payable by the Company. The Company intends to use the proceeds received from the Private Placement for working capital and general corporate purposes.

No brokerage, finder’s fees or commissions were payable by the Company in connection with the Private Placement.

The Private Placement was subject to the satisfaction of customary closing conditions and closed on December 21, 2023,

Registration Rights Agreement

In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares represented by ADSs and the Ordinary Shares represented by ADSs issuable upon the exercise of the Warrants (the “ Warrant Shares”) no later than the 90th calendar day following the date of the Registration Rights Agreement and, with respect to any additional Registration Statements which may be required pursuant to Section Registration Rights Agreement, the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Ordinary Shares and the Warrant Shares; provided, however, that in the event that the Company shall file a registration statement with the SEC for a public offering of securities of the Company {a “Company Public Offering”) prior to the 90th calendar day following the date of the Registration Statement, then the filing date of the initial Registration Statement shall mean the 90th calendar day following the date of the closing of such Company Public Offering. In addition, the Company has agreed to use its commercially reasonable efforts to have the Registration Statement declared effective as promptly as practical thereafter, and in any event not more than the 90th calendar day following the filing date (or, in the event of a “full review” by the SEC, the 120th calendar day following the initial filing date) and with respect to any additional Registration Statements which may be required pursuant to the Registration Rights Agreement, the 90th calendar day following the date on which an additional Registration Statement is required to be filed under the Registration Rights Agreement (or, in the event of a “full review” by the Commission, the 120th calendar day following the date such additional Registration Statement is required to be filed under the Registration Rights Agreement); and to keep such registration statement effective at all times until (i) the Purchasers do not own any Ordinary Shares, Warrants or Warrant Shares issuable upon exercise thereof or (ii) the Ordinary Shares and the Warrant Shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

The Company has granted the Purchasers customary indemnification rights in connection with the registration statement. The Purchasers have also granted the Company customary indemnification rights in connection with the registration statement.

The Purchase Agreements and the Registration Rights Agreement contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Purchase Agreements, the Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the forms of the Purchase Agreements, the description of the terms of the Warrants contained in the Company’s Articles of Association, as amended, the form of the Warrant Certificate, and the form of the Registration Rights Agreement, which are attached hereto as Exhibits 10.1, 10.2, 3.1, 4.1, and 10.3, respectively.

The foregoing summary and the exhibits hereto also are not intended to modify or supplement any disclosures about the Company in its reports filed with the SEC. In particular, the agreements and the related summary are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreements contain representations and warranties by the Company, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the agreements were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Purchase Agreements and the Registration Rights Agreement are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Unregistered Sales of Equity Securities.

The information contained above in this Current Report on Form 6-K in relation to (i) the Ordinary Shares represented by ADSs, (ii) the Warrants and (iii) the Warrant Shares issuable upon exercise of the Warrants, is incorporated herein by reference. Neither the issuance and sale of the Ordinary Shares, the Warrants, nor the Warrant Shares issuable upon exercise the Warrants, as applicable, were registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Accordingly, the Ordinary Shares and the Warrants issued in the Private Placement, and the Warrant Shares issuable upon the exercise of the Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. As noted above, the Company has agreed to file an initial registration statement with the SEC) covering the resale of the Ordinary Shares issued in the Private Placement and the Warrant Shares issuable upon the exercise of the Warrants. The Warrants will not be registered for resale under such registration statement.

Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy any securities of the Company.

Other Events.

Warrant Grant

On December 11, 2023, the Company’s board of directors granted an aggregate of 306,074 warrants (the “Warrants”) to board members, management and employees of the company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to the exercise price equal to $0.75.  Such Warrants will be subject to the Company’s standard terms and conditions, provided that 216,074 warrants vest in equal monthly installments of 1/36 per month over three years from 1 January 2024 and 90,000 warrants vest in equal monthly installments of 1/12 per month over one year from 1 January 2024.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 6,568 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to Section 2.5 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 3.1 hereto and incorporated by reference herein.

On December 19, 2023, the Company issued a press release announcing the pricing of the Private Placement. A copy of the press release is furnished herewith as Exhibit 99.1.

On December 21, 2023, the Company issued a press release announcing the closing of the Private Placement. A copy of the press release is furnished herewith as Exhibit 99.2.

Exhibits

Exhibit No.	Description

3.1	Articles of Association, as amended
4.1	Form of Warrant Certificate
10.1	Form of Securities Purchase Agreement
10.2	Form of Investment Agreement
10.3	Form of Registration Rights Agreement
99.1*	Press Release dated December 19, 2023
99.2	Press Release dated December 21, 2023.

* Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 0001-39950) filed with the Commission on December 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: December 21, 2023	By:	/s/ Christian Kanstrup
Name: Christian Kanstrup
Title: Chief Executive Officer